STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street
Reading, PA19601
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:

(610) 478-2167

Email:

tfd@stevenslee.com

Direct Fax:

(610) 988-0828

October 2, 2012

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds – All Series and All Classes
ICA File 811-22706

Ladies and Gentlemen:

We are counsel to the above referenced investment company.  The Fund filed a new Prospectus and Statement of Additional Information under rule 485(a) on August 21, 2012, to add a new series, and a filing on August 16, 2012 to add a new Class A to the original Series, the India MidCap Index Fund.  The Staff of the Commission has requested additional clarification regarding both of these filings by telephone call to the undersigned.  The Fund intends to address the Staff’s comments as follows:

1.

The Fund has not yet begun operations for any of its Series or Classes.  The Fund has estimated its Operating Expenses in accordance with SEC rules and instructions.

2.

The Shareholder Fees and Operating Expense tables on page 1 of the Prospectus  for each Series and Class have been reviewedby the Fund, and the Fund confirms that the operating expenses are the estimated expenses of the different Series and Classes beforeany reimbursements and fee waivers described later in the Prospectus.

3.

The Fund is amending the fee reimbursement and waiver language in the Prospectus and SAI for all Series and Classes to indicate that the fee waiver and reimbursement will expire, per series, when the applicable Series reaches $50 million or more in total assets.  For this purpose, the assets of each Class of each Series shall be aggregated, rather than being counted on a per- class basis.

4.

The Fund confirms that the fee waiver and reimbursement commitments do not include any ability for the Adviser to recoup amounts that may be paid by the Adviser through waivers/reimbursements after each Series exceeds the $50 million in asset size.

With the changes referenced above, the Fund believes that it has addressed all comments raised by the Staff.Accordingly, the Fund hereby respectfully requests that the Commission grant effectiveness as soon as possible to the Class A filing for the India MidCap Index, and to the Investor Class of the India Bank Index Series.  If you need any further information, please contact the undersigned.

Very truly yours,

STEVENS & LEE

/s/ Timothy F. Demers

Timothy F. Demers

TFD:mm